PUBLIC

SE [barcode] N

18006866

ANNUAL AUDITED REPORT

DM

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | August 31, 2020 |
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Mail Processing Section

MAR 05 2018

Washington DC

# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-68287 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Wren Capital LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

(No. and Street)

| San Francisco | CA | 94104 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Celeste Moye 415-672-0559

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fischer LLP

(Name – *if individual, state last, first, middle name*)

| 555 Fifth Ave., Suite 901 | New York | NY | 10017 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

SEC 1410 (06-02)

# OATH OR AFFIRMATION

I, Mary Paeng, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Wren Capital LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, Managing Partner

Title

Notary Public

**See Attached California Jurat**

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**CALIFORNIA JURAT WITH AFFIANT STATEMENT** **GOVERNMENT CODE § 8202**

☐ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ______________________________________________

2 ______________________________________________

3 ______________________________________________

4 ______________________________________________

5 ______________________________________________

6 ______________________ ______________________

*Signature of Document Signer No. 1* *Signature of Document Signer No. 2 (if any)*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 1st day of March, 2018, by
*Date* *Month* *Year*

(1) Mary Paeng
(and (2) ______ ),
*Name(s) of Signer(s)*

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

JOHN AVROME PASCUAL NABONG
Notary Public - California
San Francisco County
Commission # 2159758
My Comm. Expires Jul 14, 2020

*Seal*
*Place Notary Seal Above*

Signature ______
*Signature of Notary Public*

**OPTIONAL**

*Though this section is optional, completing this information can deter alteration of the document or fraudulent reattachment of this form to an unintended document.*

**Description of Attached Document**

**Title or Type of Document:** ______ **Document Date:** ______

**Number of Pages:** ______ **Signer(s) Other Than Named Above:** ______

# WREN CAPITAL LLC

## FINANCIAL STATEMENTS

**as of December 31, 2017**

**TOGETHER WITH AUDITOR'S REPORT**
**(With Supplementary Information)**

**Report Pursuant to Rule 17a-5(d)**

**RAINES AND FISCHER LLP** CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

# REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of WREN Capital, LLC:

## Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Wren Capital, LLC (the "Company"), as of December 31, 2017, and the related statements of income/(loss), changes in member's equity, and cash flows, and for the year then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information, collectively referred to as the financial statements. In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

## Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

**Supplemental Information**

The Schedule of Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of management of the Company. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2012.

Raines & Fischer LLP

New York, New York
February 28, 2018

# WREN CAPITAL LLC
## Statement of Financial Condition
## December 31, 2017

### ASSETS

| | | |
|---|---|---|
| Cash | $ | 656,152 |
| Fees Receivable | | 1,318,175 |
| Prepaid Expenses | | 2,714 |
| Furniture and Equipment, net of accumulated depreciation of $ 14,176 | | 4,238 |
| **Total Assets** | $ | 1,981,279 |

### LIABILITIES AND MEMBER'S EQUITY

| | | |
|---|---|---|
| Liabilities: | | |
| Accounts Payable and Accrued Expenses | | 134,432 |
| Commissions Payable | | 217,991 |
| Due to Member | | 16,519 |
| **Total Liabilities** | | 368,942 |
| Member's Equity | | 1,612,337 |
| **Total Liabilities and Member's Equity** | $ | 1,981,279 |

The accompanying notes are an integral part of these financial statements.